U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  SCOTT                             Walter                A.
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   (Last)                           (First)             (Middle)

                                  c/o Fairbreeze
                                11 Salt Kettle Road
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                                    (Street)

  Paget                              PG 01              BERMUDA
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                ACE Limited (NYSE:ACE)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


         September 2001
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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Ordinary Shares                       1/14/01        A(1)      V       655.90     A      (1)
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Ordinary Shares                       4/12/01        A(1)      V       706.59     A      (1)
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Ordinary Shares                       5/11/01        A(2)      V       992        A      (2)
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Ordinary Shares                       7/13/01        A(1)      V       731.58     A      (1)
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Ordinary Shares                       9/20/01        J(3)            1,000        A     $21.02   217,788.87      D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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                                                                               Ordinary
Options to acquire  $35.25    5/11/01  A(4)  V     4,000      (4)      5/11/11  Shares      4,000  (4)
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                                                                               Ordinary
Options to acquire  $35.25    5/11/01  A(4)  V     2,000      (4)      5/11/01  Shares      2,000  (4)
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                                                                               Ordinary
Options to acquire  $21.3333  9/21/01  J(5)      184,000     9/21/01  10/01/03  Shares    184,000  (5)      336,000    D
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Explanation of Responses:
(1)  Represents share units credited to the reporting person's deferred stock account pursuant to the dividend reinvestment provisions of the ACE Limited Equity Linked Incentive Plan-Stock Appreciation Rights Plan, which meets the requirements of
     Rule 16b-3.
(2)  Represents Ordinary Shares granted as a director retainer award puruant to the ACE Limited 1995 Outside Directors Plan
     (the "Plan"), which meets the requirements of Rule 16b-3.  Such Ordinary Shares will vest on the date immediately prior to the date of the 2002 annual meeting of shareholders of the registrant, assuming the reporting person is a director of the registrant on such date.
(3)  This is an exempt purchase pursuant to the SEC's emergency order dated September 14, 2001 contained in Release No. 44791, as extended on September 21, 2001 through September 28, 2001.
(4)  Option awards pursuant to the Plan.  Vesting schedule: 1/3 on the date immediately prior to each of the next three annual meetings of the registrant.
(5)  This transaction represents the extension of the expiration date of unexercised options granted on March 31, 1997 under the
     ACE Limited Equity Linked Incentive Plan which otherwise would have expired on October 1, 2001.

Signed for Walter A. Scott pursuant to a power of attorney on file with the Securities and Exchange Commission


/s/  Peter N. Mear                                        10 October 2001
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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